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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315



                        JUPITERS LIMITED CLARIFICATION OF
                        TERMS OF RESET PREFERENCE SHARES

The Board of Jupiters Limited (JUPITERS) today announced that it has made a number of amendments relating to the terms of its listed Reset Preference Shares
(RPS) trading as hybrid securities code JUPPA on ASX. Jupiters currently has 1,901,735 RPS on issue. Following the 5 March 2003 announcement of the Jupiters/TABCORP merger by way of scheme of arrangement, Jupiters has given detailed consideration to the terms on which the RPS were issued (RPS TERMS). As a result of its review, Jupiters has amended the terms under clause 13.6 of the RPS terms. RPS holders should read the amended terms which are attached to this announcement. A summary of the amendments follows. Capitalised items refer to defined terms in the RPS terms.

SUMMARY OF AMENDMENTS

ENSURING EQUIVALENCE BETWEEN AMOUNT RECEIVED BY RPS HOLDERS ON CONVERSION, REPURCHASE AND ON-SALE

Under the RPS terms, on being notified that a Trigger Event (which would include the release to ASX of a favourable expert's report for the Jupiters ordinary shareholders' scheme) has occurred, RPS holders have the right to deliver a conversion notice. The delivery of such a 'Trigger Event Conversion Notice' entitles holders to (at Jupiters' election) have their RPS converted into Jupiters' ordinary shares, Repurchased by Jupiters or on-sold to a third party (with RPS holders being entitled to receive, in each of the latter two cases, the Repurchase Amount plus the amount of the Outstanding Dividend). In the case of conversion, Jupiters' shares would be issued at a 5% discount to the relevant volume weighted average sale price (VWAP) of Jupiters' ordinary shares.

The intention of the RPS terms was that regardless of the election made by Jupiters (and disregarding the 5% discount at which ordinary shares would be issued) RPS holders should receive the same value on conversion, Repurchase and on-sale. It is not clear that this is the case for the following reasons:


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          1    Share Price Increases: On conversion, RPS holders do not
               participate in any increase in the price of Jupiters' ordinary shares until those shares are worth $6.78, while on Repurchase or on-sale they were intended to share in Jupiters' ordinary share price increases above $6.45. The clear intention, as stated in the Prospectus for the RPS issue, was that holders would share in increases above $6.45 on either conversion, Repurchase or on-sale.

          2 Repurchase Amount: In certain circumstances on Repurchase or on-sale, RPS holders only share in the takeover premium of the equivalent value of one Jupiters' ordinary share, rather than the number of ordinary shares one RPS notionally represents on Repurchase or on-sale (namely the Conversion Minimum).

          3 VWAP Conversion Minimum and Conversion Maximum adjustments: In the case of conversions the RPS terms may require adjustments to be made to the Jupiters' ordinary share VWAP, the Conversion Minimum and the Conversion Maximum It is not clear whether these adjustments have to be made on Repurchase or on-sale, as was the intention.

Amendments have been made to clarify the position of RPS holders in the above circumstances and to ensure equivalence between the value received by RPS holders on conversion, Repurchase and on-sale.

Those amendments reflect an adjustment of the type contemplated by clause 6.7 of the RPS terms (for a Capital Distribution of $0.01) to the original Conversion Minimum (as announced on 10 April 2002).


ENSURING RPS HOLDERS RECEIVE THEIR OUTSTANDING DIVIDENDS

On delivery of a conversion notice in all circumstances other than the delivery of a special conversion notice under clause 4.3 of the RPS terms, it was intended that holders of RPS have the right to receive payment of their Outstanding Dividends.

It is not clear from the RPS terms that holders of RPS which are the subject of a conversion notice (other than a special conversion notice), and which are to convert into Jupiters ordinary shares, are to receive the value of the Outstanding Dividends on those RPS by way of the issue of additional Jupiters' ordinary shares, in circumstances where the Conversion Minimum number applies and Jupiters is not able to pay the Outstanding Dividend in cash.

The RPS terms have been amended to make this clear.


APPLICATION OF RPS TERMS IN ABSENCE OF A VWAP

The RPS terms do not currently make provision for circumstances where there is no VWAP for Jupiters' ordinary shares. There are foreseeable circumstances in which this might arise notwithstanding that RPS remain widely held. For instance, it is possible that TABCORP will acquire all of the ordinary shares in Jupiters in circumstances where it does not acquire all of the RPS. In this situation, Jupiters believes the most likely outcome is that Jupiters' ordinary shares will be suspended from trading and Jupiters will be removed from the Official List of ASX.

There will therefore be no VWAP for Jupiters' ordinary shares.



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Jupiters has amended the terms to provide that, in circumstances where its ordinary shares have ceased trading, the VWAP will be the VWAP over the same period prior to the date on which Jupiters' ordinary shares were suspended, unless having considered the matter, the Directors determine that this value is inappropriate. In making their determination, the Directors are to have regard to the purpose of the VWAP in the RPS terms.


IMPLICATIONS ON RPS OF PROPOSED JUPITERS SCHEME OF ARRANGEMENT FOR ORDINARY
SHARES

A separate announcement made today by Jupiters and TABCORP provides details of the agreement between Jupiters and TABCORP in relation to the proposed scheme of arrangement between Jupiters and the holders of its ordinary shares (the ORDINARY SCHEME) which was announced by Jupiters and TABCORP on 5 March 2003.

RPS holders have the right to serve a Trigger Event Conversion Notice under the RPS terms in certain circumstances where such a scheme of arrangement is proposed. In the context of the proposed merger, the value received by an RPS holder in response to such a conversion notice may be referable to the amount by which the Offer Price exceeds the VWAP of Jupiters' ordinary shares over a period prior to the date on which the Ordinary Scheme was announced. The determination of the Offer Price will be made by an independent expert engaged by Jupiters, and will include that expert's valuation of the scrip consideration to be provided by TABCORP under the Ordinary Scheme and its valuation of other consideration provided for under the Ordinary Scheme.


ACTION FOLLOWING THE ANNOUNCEMENT OF THE MERGER

The separate joint announcement by Jupiters and TABCORP also referred to the proposed scheme of arrangement between Jupiters and the holders of its RPS (RPS SCHEME).

RPS holders will be entitled to vote on the RPS Scheme. Under the RPS Scheme, RPS holders will receive from TABCORP $105.26 cash for each RPS held by them, plus the cash amount of dividends accrued but unpaid on each such RPS up to the date of implementation of the RPS Scheme.

An independent expert's report on the RPS Scheme will be prepared by PricewaterhouseCoopers Securities Ltd and this report will be included in the scheme documentation sent to RPS holders.

Going forward, holders of RPS may lodge a conversion notice with Jupiters, requesting conversion of their RPS into Jupiters ordinary shares - including under a Trigger Event of the type described above. As provided for in the RPS terms, Jupiters will not permit such conversions and instead will Repurchase the relevant RPS (in the case of conversion notices pursuant to the special conversion right), or arrange for the sale to TABCORP of the relevant RPS for the Repurchase Amount (in the case of conversion notices pursuant to a Trigger Event). RPS holders who have their RPS acquired by TABCORP would also receive their Outstanding Dividend.

RPS holders will be receiving detailed information from Jupiters which will contain the Board's recommendation on voting on the RPS Scheme. That information is expected to be available in August.


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RPS holders are advised to wait until they receive this information before taking any action under the RPS terms.

12 June 2003

For further information please contact:

Mr Paul Binsted
Citigroup Global Markets
02 8225 4663


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********************************************************************************

Please note that the following document in its original format contained editing marks to indicate revisions to the Terms and Conditions. Those amendments are indicated in this copy as underlined text. For example: amended text
                                                          ------------

Where text has been deleted, that is indicated in this copy by a comment within square brackets and the actual deleted text within quote marks. This is also underlined. For example: [deleted: "deleted text"]
                           -------------------------

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JUPITERS LIMITED PREFERENCE SHARES
TERMS AND CONDITIONS


1.   ISSUE OF JUPITERS PREFERENCE SHARES

     On and subject to these Terms and Conditions and the Constitution of Jupiters Limited each Jupiters Reset Preference Share ("Jupiters RPS") will be issued with an Issue Price of $100. Jupiters RPS are 10 year redeemable preference shares paying an unfranked, cumulative dividend. As the Jupiters RPS will be treated as debt for tax purposes, the dividend will not be franked.



2.   DIVIDENDS

2.1  DIVIDENDS

     A Holder on the relevant Record Date is entitled to receive a Dividend per Jupiters RPS on each relevant Dividend Payment Date, subject to clause 2.3, calculated in accordance with the following formula:

                              DR x $100 x D
                Dividend =   ______________
                                   365

     Where:

     DR is the Dividend Rate in respect of that Dividend Payment Date;

     D is the number of days from (and including) the immediately prior Dividend Payment Date or, in the case of the first Dividend Payment Date, from (and including) the Issue Date to (but excluding) the current Dividend Payment Date.


     Where a Dividend is not paid under this clause, an Additional Amount will be payable on the next Dividend Payment Date (as well as the Dividend calculated under this clause for that Dividend Payment Date), subject to clause 2.3.



2.2  ADDITIONAL AMOUNT

     Dividends are cumulative so that if a Dividend is not paid on a Dividend Payment Date it is deferred to the next Dividend Payment Date on which the Dividend Payment Test is satisfied. As a consequence, where a Dividend is not paid under clause 2.1, an Additional Amount will be payable on the next Dividend Payment Date equal to the amount of the Dividend and any Additional Amount not paid on any prior Dividend Payment Date because of clause 2.3 grossed up by a further amount calculated in accordance with the following formula:


                                            IR x UD X D
               Additional Amount =   UD +   ___________
                                                365



     Where:

     IR is the Dividend Rate plus 2.00% per annum in respect of that Dividend Payment Date;

     UD is the amount of Dividend (and any Additional Amount payable on the preceding Dividend Payment Date) that has not been paid the preceding Dividend Payment Date as a result of the operation of clause 2.3; and

     D is the number of days from (and including) the immediately prior
     Dividend Payment Date to (but excluding) the current Dividend Payment Date.



2.3  PAYMENT OF DIVIDEND

     Dividends calculated under clause 2.1 and/or Additional Amounts calculated under clause 2.2 are only required to be paid on the Dividend Payment Date if the Directors, at their absolute and unfettered discretion, declare the Dividend and/or Additional Amount to be payable or otherwise resolve to pay the Dividend and/or Additional Amount ("Dividend Payment Test").



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2.4  CALCULATION OF DIVIDENDS

     All calculations of Dividends will be to four decimal places. For the purposes of making any Dividend or Additional Amount payment in respect of a Holder's aggregate holding of Jupiters RPS, any fraction of a cent will be disregarded.



2.5  SUSPENSION OF PAYMENTS

     If the Company fails to pay a Dividend on any Dividend Payment Date, the Company must not pay any dividend, make any other payments or distributions, or return any capital on, redeem, cancel, buyback or otherwise acquire Ordinary Shares or share capital ranking equally or subordinate with Jupiters RPS unless and until the Company pays all Outstanding Dividends.



2.6  WITHHOLDING OBLIGATIONS

     The Company will be entitled to deduct from any amount payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted from it. Where any such deduction is made:

     (a) the Company will pay the amount required to be deducted to the relevant revenue or collection authority within the time allowed for such payment;

     (b) the Holder will be paid the balance of the amount after allowance for the payment referred to in paragraph (a) above; and

     (c) upon compliance by the Company with paragraphs (a) and (b) above, the Holder will be deemed to have been duly paid the amount by the Company.



2.7  RECORD DATES

     The Holders entitled to be paid a Dividend and/or Additional Amount (if applicable) will be those persons registered as Holders of Jupiters RPS on the relevant Record Date for that Dividend.



3.   RESET NOTICES


3.1  RESET NOTICE

     The Company may, at least 50 Business Days prior to the Reset Date and in relation to each of the Jupiters RPS, give written notice to each Holder of:

     (a) the Dividend Rate (which shall not be less than the Swap Rate) applicable between the Reset Date and the Maturity Date ("Reset Period");

     (b) the Conversion Minimum, the Conversion Maximum, the conversion discount and the Capital Distribution applicable to the Reset Period;

     (c)  the method of calculating VWAP for the Reset Period; and

     (d)  the Dividend Payment Dates during the Reset Period.



3.2  NO RESET NOTICE

     If the Company does not give a Reset Notice in accordance with clause 3.1, the Company shall be deemed to have given a Reset Notice under which:

     (a) the Dividend Rate shall be the higher of the Swap Rate and the Dividend Rate applying prior to the Reset Date, provided that where the Dividend Rate is the Swap Rate, the Company will give the Holder notice of that Swap Rate within 10 Business Days after the Reset Date;

     (b) the Conversion Maximum, Conversion Minimum and method of calculating VWAP for the Reset Period shall be those applying prior to the Reset Date; and

     (c) the Dividend Payment Dates following the Reset Date shall be 1 August and 1 February and the Conversion Date if this is not already a Dividend Payment Date (other than a Conversion Date relating to the exercise of a Special Conversion Right under clause 4.3), or where such date is not a Business Day, the next occurring Business Day following that date.


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4.   CONVERSION BY HOLDERS


4.1  STANDARD CONVERSION RIGHT

     Subject to these Terms and Conditions, if the Company has not delivered a notice under clause 5.1, a Holder has the right to convert all or some of their Jupiters RPS into Ordinary Shares by delivering a Conversion Notice to the Company not later than 35 Business Days (but no more than 3 months) prior to the Reset Date or the Maturity Date.


4.2  TRIGGER EVENT CONVERSION RIGHT

     (a) The Company shall, by notice in writing, notify the Holders of the occurrence of a Trigger Event as soon as reasonably practicable after it becomes aware of such occurrence;

     (b) Subject to these Terms and Conditions, a Holder has the right to convert all or some of their Jupiters RPS into Ordinary Shares by delivering a Conversion Notice to the Company during the 20 Business Days after the date of any notice issued by the Company under clause 4.2(a); and

     (c) Subject to these Terms and Conditions, where the Trigger Event comprises a failure by the Company to Repurchase the Jupiters RPS on the Maturity Date in accordance with clause 7(c), a Holder has the right to convert some or all of its Jupiters RPS into Ordinary Shares by delivering a Conversion Notice to the Company during the 30 Business Days after the Maturity Date.



4.3  SPECIAL CONVERSION RIGHT

     In addition to the conversion rights set out in clause 4.1 and clause 4.2, subject to these Terms and Conditions, a Holder has the right to convert all or some of their Jupiters RPS into Ordinary Shares by delivering a Conversion Notice to the Company at any time except during periods where the Holder has a right to convert their Jupiters RPS under clause 4.1. For the avoidance of doubt, on an exercise of the Special Conversion Right:

     (a)  the Conversion Ratio is the Conversion Minimum number; and

     (b)  the Holder will not receive the Outstanding Dividend on conversion.



4.4  NO WITHDRAWAL

     A Conversion Notice, once given by a Holder, can not be withdrawn without the consent in writing of the Company.



4.5  CONVERSION NOTICES


     (a) A Conversion Notice must specify which conversion right the Holder is exercising under these Terms and Conditions and refer to the relevant clause of these Terms and Conditions under which that right is being exercised.

     (b) A Conversion Notice must be accompanied by evidence of title reasonably acceptable to the Company for the Jupiters RPS the subject of the Conversion Notice and is not taken to be a valid notice unless and until such evidence is received by the Company.

     (c) Where the Company has received a valid Conversion Notice in respect of any particular Jupiters RPS, any Conversion Notice subsequently issued will apply only to Jupiters RPS which were not the subject of the prior Conversion Notice. The Directors may apply such adjustments (if any) as the Directors consider to be reasonably necessary to reflect that the subsequently issued Conversion Notice will apply to a lesser holding of Jupiters RPS.


5.   COMPANY'S OPTIONS

5.1  OPTIONS ON RESET DATE AND MATURITY DATE

     The Company may, by notice in writing to each Holder, given not later than 50 Business Days prior to the Reset Date or the Maturity Date, elect to Repurchase Jupiters RPS pursuant to clause 7.



5.2  OPTIONS ON CONVERSION NOTICE (STANDARD CONVERSION RIGHT)

     The Company may, upon receipt by it of a Conversion Notice given under clause 4.1, by notice in writing to the Holder who gave the Conversion Notice, which notice is to be given to that Holder not


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     later than 30 Business Days prior to the Reset Date or Maturity Date, elect to do all or some of the following:

     (a) to Repurchase the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, pursuant to clause 7; or

     (b) to arrange for the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, to be acquired by a third party pursuant to clause 8,

     and the Company is not required to give effect to the relevant Conversion Notice.

     To the extent that an election above is not made, then the Company is required to convert the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, into Ordinary Shares pursuant to clause 6.



5.3  OPTIONS ON CONVERSION NOTICE (TRIGGER EVENT CONVERSION RIGHT)

     The Company may, upon receipt by it of a Conversion Notice given under clause 4.2 (other than a Conversion Notice given under clause 4.2(c)), by notice in writing to the Holder who gave the Conversion Notice, which notice is to be given to that Holder not later than 20 Business Days prior to the Conversion Date, elect to do all or some of the following:

     (a) to Repurchase the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, pursuant to clause 7; or

     (b) to arrange for the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, to be acquired by a third party pursuant to clause 8,

     and the Company is not required to give effect to the relevant Conversion Notice.

     To the extent that an election above is not made, then the Company is Required to convert the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, into Ordinary Shares pursuant to clause 6.



5.4  OPTIONS ON CONVERSION NOTICE (SPECIAL CONVERSION RIGHT)


     The Company may, upon receipt by it of a Conversion Notice given under clause 4.3, by notice in writing to the Holder who gave the Conversion Notice, which notice is to be given to that Holder not later than 10 Business Days prior to the Conversion Date, elect to Repurchase the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, pursuant to clause 7 and the Company is not required to give effect to the relevant Conversion Notice.


     To the extent that an election above is not made, then the Company is required to convert the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, into Ordinary Shares pursuant to clause 6.



5.5  OPTIONS ON TAX EVENT

     Upon the occurrence of a Tax Event, the Company may, by notice in writing to each Holder, elect to do all or some of the following:

     (a) to Repurchase the Jupiters RPS held by the Holder pursuant to clause 7; or

     (b) convert the Jupiters RPS held by the Holder to Ordinary Shares pursuant to clause 6.



5.6  NO WITHDRAWAL

     A notice, once given by the Company under this clause 5, can not be withdrawn without the consent of the relevant Holder who received that notice.



6.   CONVERSION OF JUPITERS RPS


6.1  METHOD OF CONVERSION

     On each Conversion Date:

     (a) each Jupiters RPS which is to be converted on that Conversion Date under clauses 4 or 5 will be converted into, and have the same rights as, one Ordinary Share; and


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     (b)  each Holder whose Jupiters RPS are converted on that Conversion Date under clauses 4 or 5 will be allotted on that Conversion Date a number of additional Ordinary Shares in respect of each Jupiters RPS calculated in accordance with the following formula:

                AS = CR - 1



     Where:

          AS is a number of additional Ordinary Shares; and

          CR is the Conversion Ratio,

     provided that if AS is less than zero it shall be deemed to be zero.

     Where the total number of additional Ordinary Shares to be allotted to a Holder on a conversion includes fractions, that fraction will be disregarded.
                -

     In addition, in final satisfaction of all amounts owing, Holders will be entitled to receive on the Conversion Date:

     (a) to the extent permitted by law, payment from the Company of an amount equal to the Outstanding Dividend whether by way of dividend, Additional Amount or otherwise; or

     (b)  otherwise additional Ordinary Shares on conversion of their Jupiters
          RPS:

          (i) through an adjustment to the amount of "A" in the calculation of --- the Conversion Ratio as set out in clause 6.2; or
                                                            ----

          (ii) in circumstances where the Conversion Ratio derived by
          -----------------------------------------------------------
               application of the formula set out in clause 6.2 (before making
               ---------------------------------------------------------------
               the adjustment required by sub-clause (i) hereof) would (but for
               ---------------------------------------------------------------
               the proviso in the definition of "CR" in clause 6.2) be less than
               ---------------------------------------------------------------
               the Conversion Minimum, by treating the Conversion Minimum when
               ---------------------------------------------------------------
               used in the definition of "CR" in clause 6.2 as being increased
               ---------------------------------------------------------------
               by a figure derived by application of the equation:
               ---------------------------------------------------

                                Dividend Calculation
                                --------------------
                                  VWAP - (CD x VWAP)
                                  ------------------

               where terms used in the formula have the same meaning as those
               --------------------------------------------------------------
               terms in clause 6.2,
               --------------------

          in which case there will be no continuing obligation on the Company to pay any amount under subclause (a) above.



6.2  CONVERSION RATIO

     For the purpose of these Terms and Conditions, the Conversion Ratio is the number calculated in accordance with the following formula (except in relation to the Special Conversion Right):


                      A
     CR  =   ____________________
              VWAP - (CD x VWAP)

     Where:

          A  =

          (i)   $100 ;  and
          ---       --

          (ii)  the amount equal to any Outstanding Dividend which has not been
          ----
                paid by the Company on the Conversion Date on the Jupiters RPS to be converted in accordance with clause 6.1 ("Dividend
                                                              ----------
                Calculation");
                --------------

          CR is the Conversion Ratio provided that the Conversion Ratio may
                                     ---------------------------------------
          never be:
          ---------

          (a)  less than the Conversion Minimum number; or
          ------------------------------------------------

          (b)  greater than the Conversion Maximum number;
          ------------------------------------------------

          CD means the Conversion Discount;  [deleted:"of 5.0%"]
                       -          -          -------------------

          VWAP means the VWAP during the Reference Period; and

          Reference Period means the 20 Business Days immediately preceding, but not including:



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          -    If the Company's Ordinary Shares are suspended on the Conversion
               Date, the first day of suspension; and

          -    Otherwise, the Conversion Date.
                                             -

          [deleted: "provided that the Conversion Ratio may never be:"]
          -------------------------------------------------------------
          [deleted: "(a) less than the Conversion Minimum number;  or"]
          -------------------------------------------------------------
          [deleted: "(b) greater than the Conversion Maximum number."]
          ------------------------------------------------------------


          For the purposes of conversion by a Holder on exercise of the Special Conversion Right, the Conversion Ratio is the Conversion Minimum number.



6.3  EFFECT OF CONVERSION


     Any conversion of a Jupiters RPS under clause 6.1(a) will:

     (a) constitute the variation of the status of, and the rights attaching to, a Jupiters RPS so that it becomes an Ordinary Share; and



     (b) not constitute a cancellation, redemption or termination of a Jupiters RPS, nor the issue, allotment or creation of a new share.




6.4  ADJUSTMENT TO VWAP


     For the purposes of calculating VWAP in the formula in clause 6.1, in
                                                                   -------
     clause 6.2, in clause 7(b) and in the definition of Repurchase Amount:
     -------     ----------------------------------------------------------

     (a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the Jupiters RPS will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that entitlement (EX DATE), then the VWAP on the Business Days on which those shares have been quoted cum dividend or cum entitlement shall be reduced by an amount (CUM VALUE) equal to:


          (1) (in the case of a dividend or other distribution), the amount of that dividend or distribution including, if the dividend is franked the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person under the Tax Act;

          (2) (in the case of an entitlement which is traded on ASX on any of those Business Days), the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

          (3) (in the case of an entitlement not traded on ASX during the Reference Period for more than three Business Days), the value of the entitlements as reasonably determined by the Directors; and

     (b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and the Jupiters RPS will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.




6.5  ADJUSTMENTS FOR BONUS AND RIGHTS ISSUES

     (a) Subject to paragraphs (b) and (c) below, if the Company makes a pro rata bonus issue or a rights issue of Ordinary Shares to holders of Ordinary Shares generally, the Conversion Minimum number and Conversion Maximum number shall be adjusted immediately in accordance with the following formula:

                                                    (RD + RN)
                              CN = CNo x P x   ___________________
                                               (RD x P) + (RN x A)


     Where:

          CN means the Conversion Minimum number and Conversion Maximum number respectively applying immediately after the application of this formula; [deleted: "as provided for in clause 6.2"] ;
                        ------------------------------------------



================================================================================




          CNo means the Conversion Minimum number and Conversion Maximum number respectively applying immediately prior to the application of this formula [deleted: "as provided for in clause 6.2"] ;
                            ------------------------------------------


          P means the VWAP during the period from the first Business Day after the announcement of the bonus or rights issue to ASX up to and including the last Business Day of trading cum rights or bonus issue;


          A means the subscription or unit price per Ordinary Share for the rights issue and is zero in the case of a bonus issue;

          RN means the number of Ordinary Shares issued pursuant to the rights or bonus issue; and

          RD means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the rights or bonus issue.

     (b) No adjustment to the Conversion Minimum number or Conversion Maximum number shall occur if A exceeds P.

     (c) Paragraph (a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan or a dividend reinvestment plan.



6.6  ADJUSTMENTS FOR OFF MARKET BUY-BACKS

     (a) Subject to paragraph (b) below, if the Company undertakes an off market buy-back of Ordinary Shares (other than the selective buy-back of Ordinary Shares subject to approval by shareholders on 4 April
          2002), the Conversion Minimum number and Conversion Maximum number shall be adjusted immediately in accordance with the following formula:



                                                    (BD - BN)
                              CN = CNo x P x   ___________________
                                               (BD x P) - (BN x A)




     Where:

          CN means the Conversion Minimum number and Conversion Maximum number respectively applying immediately after the application of this formula [deleted: "as provided for in clause 6.2"] ;
                       ------------------------------------------

          CNo means the Conversion Minimum number and Conversion Maximum number respectively applying immediately prior to the application of this formula [deleted: "as provided for in clause 6.2"] ;
                            ------------------------------------------

          P means the VWAP during the 20 Business Days prior to the announcement of the Buy-Back;

          A    means the Buy-Back price per Ordinary Share;

          BN   means the number of Ordinary Shares bought back; and

          BD means the number of Ordinary Shares on issue immediately prior to the Buy-Back.

     (b) No adjustment to the Conversion Minimum number or Conversion Maximum number shall occur if P exceeds A.



6.7  ADJUSTMENT FOR RETURN OF CAPITAL OR CAPITAL DISTRIBUTION

     If the Company makes a return of capital or there is a Capital Distribution to holders of Ordinary Shares (other than by way of a share buyback) the Conversion Minimum number and Conversion Maximum number shall be adjusted in accordance with the following formula:


                                             P
                              CN = CNo x  ________
                                          (P - C)




     Where:

     CN means the Conversion Minimum number and Conversion Maximum number respectively applying immediately after the application of this formula [deleted: "as provided for in clause 6.2"] ;
                  ------------------------------------------



================================================================================



     CNo means the Conversion Minimum number and Conversion Maximum number respectively applying immediately prior to the application of this formula [deleted: "as provided for in clause 6.2"] ;
                  ------------------------------------------

     P means the VWAP during the period from the first Business Day after the announcement of the return of capital to ASX up to and including the last Business Day of trading cum the return of capital; and

     C    means:

          (a) with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero); and

          (b) with respect to a Capital Distribution, the amount of such Capital Distribution as defined in clause 14.



6.8  ADJUSTMENT FOR CAPITAL RECONSTRUCTION

     If at any time the Ordinary Shares are reconstructed, consolidated, divided or reclassified (other than by way of a bonus issue, which is dealt with under clause 6.5) into a lesser or greater number of securities, the Jupiters RPS must, in accordance with the ASX Listing Rules (as they apply to the Company), be reconstructed, consolidated, divided or reclassified by the Directors on the same basis and the Issue Price (for the purpose of calculating the Dividends on the Jupiters RPS, the Conversion Ratio in clause 6.2, the redemption amount in clause 7(c) and when used in the
               -----------------------------------------------------------
     definition of Repurchase Amount) shall be adjusted by the Directors as
     --------------------------------
     appropriate and to the extent that there are Outstanding Dividends, then the amount of the Dividend per Jupiters RPS shall also be adjusted by the Directors as appropriate.



6.9  ADJUSTMENT TO THE CONVERSION RATIO FOR A TAKEOVER OR SCHEME OF ARRANGEMENT

     In the case of conversion under clause 4.2(b) where the Trigger Event is a Control Event, the denominator of the formula in clause 6.2 will be the lesser of:

     (a)  95% of the amount calculated as follows (Offer Price):

          (1)  in the case of an off market bid (as defined in the Corporations
               Act) or a scheme of arrangement under Part 5.1 of the Corporations Act:

               (A) the cash consideration offered (as at the date when the Conversion Notice is given) in respect of each Ordinary Share under the bid or scheme of arrangement; plus

               (B) if the consideration offered for each Ordinary Share includes any amount which is not cash, the value of the non-cash consideration as determined by an independent expert appointed by the directors (who shall act as an expert) proposed at the time of announcement of the scheme of arrangement or, in the case of a bid, at the date of the announcement or, if the non-cash consideration has been increased after announcement, the date of the most recent increase prior to the date when the Conversion Notice is given; or

          (2) in the case of a market bid, the cash price offered under the bid as at the time when the Conversion Notice is given; and


     (b) the VWAP over the 20 Business Days immediately preceding the announcement of the takeover offer or the scheme of arrangement plus 75% of the amount calculated by subtracting the VWAP from the Offer Price.



6.10 DISCRETION IN ADJUSTMENT OF CONVERSION MECHANISM

     Where:

     (a) any of the adjustment provisions set out in clauses 6.4 to 6.9 or the number of additional Ordinary Shares to be allotted on conversion of the Jupiters RPS, is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances (including for the reason that more than one adjustment provision applies to a particular occurrence); or

     (b)  the Company makes a distribution other than by way of dividend in the
     - ordinary course of business or makes a pro rata offer to holders of Ordinary Shares to subscribe for, or purchase, securities in any company other than the Company in a way which does not, in the


================================================================================




          reasonable opinion of the Directors, result in an appropriate adjustment to the Conversion Minimum number or Conversion Maximum number; or

     (c) any other event occurs in relation to the Company that may have a diluting or concentrative effect on the value of the Ordinary Shares, and the Directors determine that any such occurrence would, in the reasonable opinion of the Directors, affect the relative values of the Jupiters RPS and the Ordinary Shares, the  Directors  may:


     (d) make such alterations to the Conversion Minimum number or the Conversion Maximum number or the Conversion Discount
          [deleted: "(as defined in clause 6.2)"] as the Directors
          ---------------------------------------
          reasonably consider appropriate or necessary to maintain that relativity; or


     (e) extend an entitlement to the holders of the Jupiters RPS to participate in such distribution or pro rata offer based upon the number of Ordinary Shares to which those holders would have been entitled if their Jupiters RPS had been converted on a date nominated by the Directors and adapting the formula in clause 6.2 as the Directors reasonably consider appropriate to maintain the relativity.


6.11 Subject to clause 6.10, if an adjustment is made under clause 6.4(a), and
------------------------------------------------------------------------------
     the circumstances which bring about that adjustment would also be such as
     -------------------------------------------------------------------------
     will, in the opinion of the Directors, bring about an adjustment under any
     -------------------------------------------------------------------------
     of clauses 6.5, 6.6, 6.7 or 6.8, the adjustment to the Conversion Minimum
     -------------------------------------------------------------------------
     or Conversion Maximum under clauses 6.5, 6.6, 6.7 or 6.8, shall be made
     -------------------------------------------------------------------------
     immediately prior to the Conversion Date, if the Conversion Date is prior
     -------------------------------------------------------------------------
     to the date the adjustment is made under clauses 6.5, 6.6, 6.7 or 6.8.
     -------------------------------------------------------------------------


7.   REPURCHASE OF JUPITERS RPS


     (a) The Company may, where it has given a notice pursuant to clauses 5.1, 5.2, 5.3 or 5.5 that it proposes to Repurchase Jupiters RPS, Repurchase the Jupiters RPS the subject of that notice on the relevant Conversion Date. The consideration for any Repurchase of Jupiters RPS under this clause will be the Repurchase Amount plus the Outstanding Dividend amount that has not been paid on the Conversion Date which may be satisfied by the payment of the Outstanding Dividend to the Holder.

     (b) The Company may, where it has given a notice pursuant to clause 5.4 that it proposes to Repurchase Jupiters RPS, Repurchase the Jupiters RPS the subject of that notice on the relevant Conversion Date. The consideration for any Repurchase of Jupiters RPS under this clause will be the Conversion Minimum number multiplied by VWAP during the 5 Business Days prior to the Conversion Date. For the avoidance of doubt, where the Repurchase occurs in accordance with this subclause
          (b), the Holder will have no entitlement to receive any Outstanding Dividend on [deleted: "conversion"] Repurchase.
                      ----------------------------------

     (c) On the Maturity Date, unless the Company has given a notice pursuant to clauses 5.1 or 5.2, the Company will Repurchase by way of redemption the Jupiters RPS under this clause for the Issue Price plus the Outstanding Dividend amount that has not been paid on the Conversion Date which may be satisfied by the payment of the Outstanding Dividend to the Holder.

     (d) Each Holder appoints the Company and each of the Directors, jointly and all severally, to be the lawful attorneys of the Holder to accept all offers and to execute all notices and other documents necessary or desirable to effect a Repurchase of Jupiters RPS pursuant to this clause 7.



8.   THIRD PARTY ACQUISITION

     (a) The Company may, where it has given a notice pursuant to clause 5.2 or clause 5.3 that it wishes to arrange for the acquisition of a Jupiters RPS by a third party, procure that a third party acquire the Jupiters RPS the subject of that notice on the Conversion Date for a cash consideration per Jupiters RPS equal to the Repurchase Amount plus the Outstanding Dividend amount that has not been paid on the Conversion Date which may be satisfied by the payment of the Outstanding Dividend to the Holder.

     (b) Each Holder appoints the Company and each of the Directors, jointly and all severally, to be the lawful attorneys of the Holder to execute all notices and other documents necessary or desirable to effect a transfer of Jupiters RPS pursuant to this clause 8.


================================================================================




9.   VOTING


9.1  NOTICE OF MEETINGS

     (a) Holders will be entitled to receive notice of any general meeting of the Company and a copy of every report, audited accounts, circular or other like document sent out by the Company to holders of Ordinary Shares and to attend any general meeting of the Company.

     (b) Failure by the Company to provide any notice of any documents referred to in paragraph (a) will not affect the validity of any meeting (or any proceedings at any meeting), transaction or document connected with the document which was not received by a Holder.



9.2  NO GENERAL RIGHT TO VOTE

     The Holder will not be entitled to vote at a general meeting of the Company except in the following circumstances:

     (a) if at the time of the meeting, a Dividend (or part of a Dividend) in respect of the Jupiters RPS is in arrears or there is any Outstanding Dividend in respect of the Jupiters RPS;

     (b)  on a proposal to reduce the Company's share capital;

     (c)  on a resolution to approve the terms of a buy-back agreement;

     (d)  on a proposal that affects the rights attaching to a Jupiters RPS;

     (e)  on a proposal to wind up the Company;

     (f) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

     (g)  during the winding up of the Company; or

     (h)  as otherwise required under ASX Listing Rules from time to time,

     in which case the Holders will have the same rights as to manner of attendance and as to voting in respect of each Jupiters RPS as those conferred on holders of Ordinary Shares in respect of each Ordinary Share.



9.3  VOTING AT GENERAL MEETINGS


     At a general meeting of the Company, where Holders are entitled to vote Pursuant to clause 9.2, Holders are entitled:


     (a)  on a show of hands, to exercise one vote; and

     (b)  on a poll, to one vote for each fully paid Jupiters RPS.



10.  PARTICIPATION IN NEW ISSUES


     Prior to a conversion of a Jupiters RPS in accordance with clause 6, a Jupiters RPS will confer no rights on its Holder to subscribe for new securities of the Company or to participate in any bonus issues of the Company.


11.  ENTITLEMENT AND RANKING


11.1 RANKING

     Other than as expressly contemplated by these Terms and Conditions, Jupiters RPS rank equally amongst themselves in all respects.


11.2 PRIORITY OVER ORDINARY SHARES

     Jupiters RPS rank in priority to Ordinary Shares for the payment of Dividends. If there is a return of capital on a winding up of the Company, the holders of Jupiters RPS will be entitled to receive out of the assets of the Company available for distribution to holders of Ordinary Shares, in respect of each Jupiters RPS held, a sum equal to the Repurchase Amount before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind the Jupiters RPS.


================================================================================



11.3 SHORTFALL ON A WINDING UP

     If, upon such return of capital, there are insufficient funds to pay in full the amounts referred to in clause 11.2 and the amounts payable in respect of any other shares or securities in the Company ranking as to such distribution equally with Jupiters RPS on a winding up, then the holders of Jupiters RPS and the holders of any such other shares or securities will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.


11.4  PARTICIPATION IN SURPLUS ASSETS

     Jupiters RPS do not confer on their Holders any further right to participate in the surplus assets or profits of the Company on a winding up.


11.5 RANKING ON CONVERSION

     The Ordinary Shares arising upon conversion of Jupiters RPS shall from the Conversion Date rank pari passu in all respects with all other Ordinary Shares then on issue.


11.6 ISSUE OF FURTHER JUPITERS RPS

     The Company reserves the right to issue further Jupiters RPS which rank equally with the existing Jupiters RPS in respect of dividends or distributions of capital on a winding up.

     The issue of any other preference shares, which rank in priority to Jupiters RPS in respect of dividends or distributions of capital in a winding up constitutes a variation of the rights attaching to Jupiters RPS (refer clause 13).


12.  QUOTATION

     The Company will apply for official quotation on the Official List of ASX of Jupiters RPS and of any Ordinary Shares as a result of a conversion pursuant to clause 6.


13.  VARIATION OF TERMS AND CONDITIONS


13.1 In accordance with clause 9 of the Company's Constitution the Terms and Conditions may be varied in accordance with the procedure set out below.


13.2 Other than in accordance with clause 13.6, the Terms and Conditions may be varied, modified abrogated or altered in any way:

     (a) with the approval of an ordinary resolution of the Holders at a separate meeting of Holders convened for that purpose; or

     (b) with the written approval of the Holders of at least 50% of the Jupiters RPS.


13.3 All the provisions of the Corporations Act and the Company's Constitution as to resolutions and general meetings shall be deemed to apply mutatis mutandis to every such resolution and meeting.


13.4 The accidental omission to give notice to, or the non-receipt of notice by any Holder does not invalidate any provision of these Terms and Conditions relating to the giving of notice to Holders or the proceedings at any meeting of Holders.


13.5 Any variation to the Terms and Conditions proposed by the Company in accordance with this clause and approved by the Holders is binding on all Holders.

13.6 Subject to complying with all applicable laws, the Company may without the authority, assent or approval of the Holders amend or add to these terms of issue if such amendment or addition is, in the opinion of the Company:

     (a)  of a formal, minor or technical nature;

     (b)  made to correct a manifest error; or

     (c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.


================================================================================



14.  NOTICES


14.1 A notice is taken to be given by the Company for the purpose of these Terms and Conditions when it is mailed in a prepaid envelope to an address, or sent to a fax number or electronic address, permitted by the Company's constitution, irrespective of when it is actually received by the Holder. This clause does not limit the means by which the Company may serve notices on the Holder.


14.2 A notice is taken to be given by the Holder for the purposes of these Terms and Conditions when it is received by the Company.


15.  DEFINITIONS AND INTERPRETATION


15.1 DEFINITIONS

     In these Terms and Conditions:


     "ADDITIONAL AMOUNT" has the meaning given to that term in clause 2.2;
                                                                         -

     "ASX" means Australian Stock Exchange Limited or any successor body;

     "ASX BUSINESS RULES" means the business rules of ASX as amended or replaced from time to time;

     "ASX LISTING RULES" means the listing rules of ASX as amended or replaced from time to time;

     "BONUS ISSUE" means a pro rata issue made to holders of Ordinary Shares of any Securities credited as fully paid by way of capitalisation of profits, reserves or otherwise, but excluding any issue of securities made either in lieu of a cash payment or as a dividend under the constitution of the Company;

     "BONUS SECURITIES" means Securities issued under a Bonus Issue;

     "BUSINESS DAY" has the meaning given to that term in the ASX Listing Rules;

     "CAPITAL DISTRIBUTION" is the amount by which the sum of all dividends per Ordinary Share paid by the Company in respect of a financial year exceeds the relevant amount shown below for that financial year or part financial year as applicable:

     30  June  2002         $0.20
     30  June  2003         $0.24
     30  June  2004         $0.29
     30  June  2005         $0.35
     30  June  2006         $0.42
     30  June  2007         $0.50

     "COMPANY" means Jupiters Ltd (ABN 78 010 741 045);

     "CONTROL EVENT" means:

     (a) a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional; and

          (i) the bidder has at any time during the offer period, a relevant interest in more than 50% of the Ordinary Shares on issue; or

          (ii) the Directors issue a statement recommending acceptance of the offer;

     (b) the Company lodges with ASIC a draft explanatory statement for a scheme of arrangement that the Company proposes to enter into under
          Part 5.1 of the Corporations Act, which, if approved and implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented, and either the Company releases to the market an opinion from an independent expert that the proposed scheme is fair and reasonable or the scheme is approved by the Court.

     "CONVERSION DATE" means:

     (a) subject to paragraphs (b), (c) and (d), on or prior to the Reset Date, in relation to each Jupiters RPS which is the subject of a Conversion Notice under clause 4.1 or a notice under clauses 5.1 or 5.2, the Reset Date;

     (b) in relation to each Jupiters RPS which is the subject of a Conversion Notice under clause 4.2(b), a date being 50 Business Days after the notification of a Trigger Event; or


================================================================================



     (c) in relation to each Jupiters RPS which is the subject of a Conversion Notice under clause 4.3 (Special Conversion Right), a date being the last Business Day of the month following the month in which the Conversion Notice is received by the Company;

     (d) in relation to each Jupiters RPS which is the subject of a notice under clause 5.4, the next occurring Dividend Payment Date; or

     (e) in relation to each Jupiters RPS which is outstanding at the Maturity Date, the Maturity Date.

     "CONVERSION DISCOUNT" means 5%, as adjusted in accordance with clause 6.10;
     ---------------------------------------------------------------------------

     "CONVERSION MAXIMUM" means:


     (a)  in relation to the Jupiters RPS until the Reset Date, 200;

     (b) after the Reset Date, in relation to Jupiters RPS, the number specified as such in the Reset Notice (or as determined under clause 3.2(b)),

     in each case as adjusted in accordance with clauses 6.5, 6.6, 6.7, 6.8 and
     --------------------------------------------------------------------------
     6.10.
     -----


     "CONVERSION MINIMUM" means:


     (a) until the Reset Date in relation to the Jupiters RPS means [deleted: "the greater of"] :
          -----------------------------

          (i)  when used in the definition of Repurchase Amount and clause 7(b),
          ----------------------------------------------------------------------
               15.532[deleted: "414.8148 or $100 divided by 125% of the VWAP"]
               ---------------------------------------------------------------
               [deleted: "from (and including) 28 February 2002 to (and"]
               ----------------------------------------------------------
               [deleted: "including) 3 April 2002"]   ; and
               --------------------------------------------

          (ii) when used in clause 6.1, clause 6.2 and clause 4.3(a), 15.5324
          -------------------------------------------------------------------
               divided by (1 Conversion Discount); and
               ---------------------------------------


     (b)  after the Reset Date in relation to the Jupiters RPS, the number or
                                                                           --
          numbers specified as such in the Reset Notice (or as determined under
          -------
          clause 3.2(b)),



      in each case as adjusted in accordance with clauses 6.5, 6.6, 6.7, 6.8 and
      --------------------------------------------------------------------------
      6.10;
      -----



     "CONVERSION NOTICE" means a notice from a Holder that requires the Company to convert the number of Jupiters RPS specified in the notice into Ordinary Shares, in such a form as the Directors may from time to time approve, given under clause 4.1, clause 4.2 or clause 4.3;

     "CONVERSION RATIO" means the amount calculated in accordance with clause
     6.2;

     "DIRECTORS" means the directors of the Company;

     "DIVIDEND" means a dividend in respect of each Jupiters RPS;

     "DIVIDEND PAYMENT DATE" means:

     (a) until the Reset Date in relation to all Jupiters RPS, 9 October and 9 April and the Conversion Date if this is not already a Dividend Payment Date (other than a Conversion Date relating to the exercise of a Special Conversion Right under clause 4.3); and

     (b) after the Reset Date, in relation to the Jupiters RPS, the dates set out in the Reset Notice as the "Dividend Payment Dates", applicable to the Jupiters RPS (or as determined under clause 3.2(c)), or where such date is not a Business Day, the next occurring Business Day following that date;

     "DIVIDEND PAYMENT TEST" has the meaning given to it in clause 2.3.

     "DIVIDEND RATE" means:

     (a) until the Reset Date, the higher of 8.15% per annum, and the Swap Rate prevailing on the date the Jupiters RPS are allotted plus a margin of 1.79%; and

     (b) from the Reset Date, in relation to the Jupiters RPS, the rate set out in the Reset Notice as the "Dividend Rate" applicable to the Jupiters RPS (or as determined under clause 3.2(a));

     "GOVERNMENTAL AGENCY" means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity;

     "GST" has the meaning given in the A New Tax System (Goods and Services
     Tax) Act 1999 (Cth) as amended from time to time;



================================================================================



     "HOLDER" means a person whose name is for the time being registered in the Register as the Holder of the Jupiters RPS;

     "ISSUE DATE" means the date of issue of a Jupiters RPS;

     "ISSUE PRICE" means $100.00;

     "JUPITERS RESET PREFERENCE SHARE" or " JUPITERS RPS" means a reset preference share issued in accordance with these Terms and Conditions;

     "MATURITY DATE" means 6 April 2012;

     "OUTSTANDING DIVIDEND" means, at any time while there are Jupiters RPS on issue, a dividend equal to all Dividends that have not been paid by the Company to Holders including unpaid Dividends and Additional Amounts. In addition, where the Conversion Date is as set out in paragraph (b), (c) or
     (e) of the definition of Conversion Date, the Outstanding Dividend will be increased to reflect the accrued amount until the Conversion Date (calculated in accordance with the formula in clause 2.1 for the period to the Conversion Date where "Conversion Date" is substituted for "current Dividend Payment Date" in the definition of "D" and with any Additional Amount for the period calculated under clause 2.2 on the same basis). Where the Outstanding Dividend is for purposes of a return of capital on a winding up, the Outstanding Dividend will be increased to reflect the accrued amounts to the date of the commencement of the winding up (calculated in accordance with the formula in clause 2.1 for the period to the date of commencement of winding up with that date substituted for "current Dividend Payment Date" in the definition of "D" and with any Additional Amount for that period calculated under clause 2.2 on the same basis);

     "ORDINARY SHARE" means a fully paid ordinary share in the capital of the Company;

     "RECORD DATE" in relation to a Dividend means the date on which the books of the Company close for Jupiters RPS Holders in respect of that Dividend;

     "REFERENCE PERIOD" means the period referred to in clause 6.2;

     "REGISTER" means the register of Jupiters RPS maintained by the Company and includes any sub-register established under the Clearing House Electronic Sub-Register System (as defined in the ASX Listing Rules);

     "RELATED BODY CORPORATE" of a body corporate means another body corporate which is related to the first within the meaning of section 50 of the Corporations Act;

     "REPURCHASE" in relation to a Jupiters RPS, means buy-back, redeem or cancel the Jupiters RPS in any manner permitted by law;

     "REPURCHASE AMOUNT" means the greater of the Issue Price, (except in the case of a Trigger Event comprising a Control Event, in which case it is the Issue Price plus 25% of the Conversion Minimum multiplied by the Offer
                             ------------------------------------
     Price after subtracting the VWAP over the 20 Business Days immediately preceding the announcement of the takeover or scheme of arrangement), or VWAP during the 20 Business Days preceding the Conversion Date multiplied by the Conversion Minimum;

     "RESET DATE" means 9 April 2007;

     "RESET NOTICE" means, in relation to a Jupiters RPS, a notice issued by the Company in accordance with clause 3.1;

     "RESET PERIOD" in relation to a Jupiters RPS, means the period from the Reset Date relating to that Jupiters RPS to the Maturity Date relating to that Jupiters RPS;

     "SPECIAL CONVERSION RIGHT" means conversion by the Holder in accordance with the right set out in clause 4.3;

     "SWAP RATE" means the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average five year swap reference rates at three pre-determined times on Reuters page CMBE (or any page which replaces that page) on the relevant date;

     "TAX ACT" means:

     (a) the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997 as the case may be as amended;

     (b)  any other Act setting the rate of income tax payable; and

     (c)  any regulation promulgated thereunder;



================================================================================




     "TAX EVENT" means if the Directors resolve on reasonable grounds (having obtained an opinion from reputable legal counsel or tax adviser) that a change in any taxation law, interpretation or ruling issued by any relevant governmental body has occurred (or is announced) and that change may result in Jupiters being denied a tax deduction for payments on the Jupiters RPS;

     "TERMS AND CONDITIONS" means these terms and conditions of issue;

     "TRIGGER EVENT" means any one of the following events:

     (a) a Dividend otherwise required to be paid under clause 2.1 is not paid in full and/or an Additional Amount required to be paid under clause
          2.2 is not paid in full (only applies where the Dividend Payment Test is satisfied);

     (b)  the Company resolves in general meeting that it be wound up;

     (c)  the appointment of a provisional liquidator to the Company;

     (d) the making of an order by a Court for the winding up of the Company (other than to effect a solvent reconstruction);

     (e) an administrator of the Company is appointed under sections 436A, 436B or 436C of the Corporations Act;

     (f)  the Company executes a deed of company arrangement;

     (g) the Ordinary Shares or Jupiters RPS are suspended from trading on ASX for more than 20 successive Business Days;

     (h) the Company announces its intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent reconstruction);

     (i)  a Control Event occurs; or

     (j) the Company does not Repurchase the Jupiters RPS on the Maturity Date in accordance with clause 7(c);


     "VWAP" means the average of the daily volume weighted average sale price of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Business Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or the exercise of options over Ordinary Shares.


16.  CALCULATION OF VWAP POST-CESSATION OF TRADING
     ---------------------------------------------


16.1 APPLICATION OF THIS CLAUSE
     --------------------------


     The provisions of this clause 16 apply notwithstanding any other clause of
     --------------------------------------------------------------------------
     these Terms and Conditions and override such other clauses to the extent of
     ---------------------------------------------------------------------------
     any inconsistency.
     ------------------


16.2 DEEMED VALUE FOR VWAP
     ---------------------

     In these Terms and Conditions, where a provision (including a defined term)
     ---------------------------------------------------------------------------
     refers to a VWAP over a particular number of Business Days preceding a
     ----------------------------------------------------------------------
     Conversion Date, and where the Ordinary Shares are not trading on ASX
     ----------------------------------------------------------------------
     during that period, (for whatever reason, including, but not limited to
     ------------------------------------------------------------------------
     suspension from trading) the relevant VWAP will be deemed to be the VWAP
     ------------------------------------------------------------------------
     calculated over the corresponding number of Business Days immediately
     ---------------------------------------------------------------------
     preceding the date on which the Ordinary Shares last traded on ASX (subject
     ---------------------------------------------------------------------------
     to any adjustments required pursuant to clause 6.4), unless, having
     -------------------------------------------------------------------
     considered the matter, the Directors reasonably consider that that value is
     ---------------------------------------------------------------------------
     inappropriate in the circumstances in which case the VWAP will be deemed to
     ---------------------------------------------------------------------------
     be a value determined by the Directors to be appropriate. In making each
     ------------------------------------------------------------------------
     such determination the Directors are to have regard to the purpose of VWAP
     --------------------------------------------------------------------------
     in the relevant provision in these Terms and Conditions.
     --------------------------------------------------------


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